

December 14, 2016

Kenneth Parks
Chief Financial Officer
Mylan N.V.
c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

      Re: Mylan N.V.
          Registration Statement on Form S-4
          Filed December 1, 2016
          File No. 333-214870

Dear Mr. Parks:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Josh Samples at (202) 551-3199 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare and
                            Insurance

cc: Johnny Skumpija